NEWS RELEASE

RED LAKE SHAFT SINKING CONTRACT AWARDED

Toronto, May 12, 2003 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to announce that the contract to sink its new Red Lake Mine shaft has been awarded to Cementation Skanska Canada Inc.  (Cementation).  Cementation was previously awarded the detailed engineering contract and has begun placing orders for materials requiring a long lead time, in order to ensure the project proceeds with maximum speed and efficiency.

Cementation is one of the World’s most experienced shaft sinking contractors having completed well in excess of 300 shaft sinking projects globally over the last fifty (50) years.  The Company is currently completing 12 shaft sinking projects in four (4) countries to depths as great as 10,000 feet.

It is anticipated that the shaft construction will start before the end of the second quarter (ending June 30, 2003).  The new shaft will be completed to a depth of 7,150 feet and will take approximately three (3) years to complete.  Capital costs for the entire project are estimated to be $85 million.  Upon completion of the shaft, production is anticipated to increase by approximately 45% to a maximum of 740,000 ounces annually with decreased costs.  At a gold price of $325 per ounce the Internal Rate of Return (IRR) is 47% and the payback period only 1.2 years.  Financial estimates have been based on CDN$: US$ exchange rate of 1.55.  A 10% increase in this exchange rate lowers the IRR by approximately 3.5%.

With the Company’s exceptionally strong balance sheet and strong free cash flow generation, the project is fully financed and therefore has no financial risk.  In addition, the other principal risk factors (technical, political and environmental) are minimal.  Consequently this expansion project offers high quality, low risk value-added growth.

Goldcorp’s Red Lake Mine is the richest gold mine in the world.  The Company is in excellent financial condition with NO DEBT, a large Treasury and strong Cash Flow and Earnings.  GOLDCORP is completely UNHEDGED and pays a dividend six times a year.  Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

Gold is better than Money, Goldcorp is Gold!

For further information, please contact:

Corporate Office:

Chris Bradbrook                                                145 King Street West

Vice President, Corporate Development             Suite 2700

Telephone: (416)865-0326

                       Toronto, Ontario

Fax: (416)361-5741                                           M5H 1J8

e-mail: info@goldcorp.com

                       website: www.goldcorp.com